Adorno & Yoss
                         a limited liability partnership
                     350 East Las Olas Boulevard, Suite 1700
                       Fort Lauderdale, Florida 33301-4217
                   phone: (954) 763-1200, fax: (954) 766-7800
                                 www.adorno.com


Brian A. Pearlman                                Direct Line: (954) 766-7879
                                                 Email:  bpearlman@adorno.com



                                 January 5, 2006


VIA UPS
-------

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street NW
Washington, DC  20549

Attention:  Lisa Beth Lentini and Robert Burnett

         Re: Alec Bradley Cigar Corporation
             Amendment No. 3 to Schedule 14(c) Information Statement File No. 0-32137

Dear Sir and Madam:

         On behalf of Alec Bradley Cigar Corporation (the "Company"), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated December 28, 2005. The responses below correspond numerically to the Comment Letter. References to the location of the revisions within the amended information statement have been included, where appropriate, and correspond to the marked courtesy copies provided to the Staff.

Questions and Answers .... Page 4
---------------------------------

Q:  Why is Alec Bradley Cigar Proposing the Reverse Merger?, page 5
-------------------------------------------------------------------

Comment 1.   We note your response to comment 3 in our letter dated December
             12, 2005. We reissue a portion of the comment. Please revise your disclosure to indicate that to date, Online Vacation Centers has not acquired any business.

         The disclosure on page 6, under "Why is Online Vacation Center Proposing the Share Exchange?", has been revised to indicate that to date, Online Vacation Center has not acquired any businesses.

United States Securities and Exchange Commission
Page 2 of 10
January 5, 2006


The Share Exchange Agreement, page 18
-------------------------------------

General Terms, page 17
----------------------

Comment 2.   We note your response to comment 9 in our letter dated December 12,
             2005. We reissue our comment asking you to describe the terms of the debenture conversion. We note that all of the shareholders of Online Vacation and the debenture holder will receive an aggregate of 15,000,000 shares of Alec Bradley common stock. Please disclose the number of shares that the debenture holder will receive in exchange for the $3 million debenture. Please also disclose the number of shares of Online Vacation that are currently outstanding.

         The Company has revised the first paragraph under General Terms to read as follows:

         General Terms
         -------------

                  The share exchange agreement provides that, upon the satisfaction or waiver of certain conditions, the holders of all 171,429 shares of Online Vacation Center and the holder of $3,000,000 Online Vacation Center debentures will exchange their interests in Online Vacation Center for an aggregate of 15,000,000 shares of Alec Bradley Cigar common stock. Of the 15,000,000 shares of Alec Bradley Cigar common stock to be issued, the debenture holder will receive 1,500,310 shares.

Pro Forma Unaudited Condensed Financial Information, page 62
------------------------------------------------------------

Comment 3.   In making revisions in response to comment 14 from our letter dated
             December 12, 2005, you eliminated interest expense related to the debentures from the historical Online Vacation Center column on page 64. Please revise the pro forma information to show the interest expense as a pro forma adjustment and show the historical column the same as the interim and audited annual financial statements.

         The Company has revised the pro forma information to show interest expense as a pro forma adjustment and show the historical column the same as the interim and audited annual financial statements.

Comment 4.   It is not clear why the fully diluted number of shares has been adjusted for stock options that are exercisable at a price in excess of market value. Please revise to explain or to disclose why you have not included these potential shares in the fully diluted calculation.

         The Company has revised the fully diluted number of shares. As stated in paragraph 18 of FAS 128 Earnings per Share, "Options and warrants will have a dilutive effect under the treasury stock method only when the average market

United States Securities and Exchange Commission
Page 3 of 10
January 5, 2006


price of the common stock during the period exceeds the exercise price of the options or warrants (they are `in the money')." The 1.5 million shares of common stock underlying options outstanding are exercisable at 110% of the market price of Alec Bradley Cigar's common stock as of the effective date of the share exchange. Accordingly, these options do not have a dilutive effect because the market price of the common stock does not exceed the exercise price of the options.

Schedule of Comparative Per Share Information, page 65
------------------------------------------------------

Comment 5.   Please revise the schedule on page 65 to define EPS and to clarify that the 2004 amounts are for the entire year, not just the nine month comparative to the 2005 amounts.

         The Company has revised the schedule on page 65 to define EPS and to clarify that the 2004 amounts are for the entire year, not just the nine month comparative to the 2005 amounts.

Financial Statements of Online Vacation Centers
-----------------------------------------------

Comment 6.   We note you have revised the classification of restricted cash from current assets to non-current assets in your annual and interim financial statements. Please tell us what consideration you gave to APB 20 or revise if appropriate.

         Online Vacation Center reviewed APB 20 but did not find it applicable in regards to a "change in accounting" because it was a reclassification between current assets and non-current assets.


Comment 7.   Please revise the disclosure in the fourth paragraph of the Income tax footnote on page 10 of Online Vacation's annual financial statements to define what SARS refers to and why it impacted your valuation allowance analysis.

         Online Vacation Center has revised the disclosure in the fourth paragraph of the Income tax footnote. The fourth paragraph now begins:

                  At December 31, 2003, the Company had its first profitable year, however, there was a large decline in advanced bookings from the prior year and the industry's growth was affected by global events such as the war in Iraq and the negative publicity surrounding the outbreak of SARS (Severe Acute Respiratory Syndrome) on several cruise ships. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized.

United States Securities and Exchange Commission
Page 4 of 10
January 5, 2006


Comment 8.   We note your revisions to your income tax disclosure and the revisions to your historical financial statements in the second and third quarters of 2005. Your decision to adjust the valuation allowance results in restated financial statements as a result of a correction of an error. Please revise your interim financial statements to provide the disclosures required by APB 20, paragraph
             37 and label the financial statements as restated. See also EITF
             D-86.

         The Company has revised its interim financial statements to provide the disclosure required by APB 20, paragraph 37 and have labeled the financial statements as restated.

Comment 9.   Please expand your disclosure in either the notes to financial statements, Management's Discussions and Analysis, or both if appropriate, to quantify the effect on pre tax income of management's judgments with regard to the valuation allowance. For example, you currently disclose the percentage of the valuation allowance meeting the more likely than no standard; however, with a view towards transparent disclosure, please quantify the dollar impact.

         Online Vacation Center has revised the annual financial statements, the interim financial statements, management's discussion and analysis and the critical accounting policies to quantify the effect on pre tax income of management's judgments with regard to the valuation allowance.

         The paragraph on Income Taxes in the 2004 annual financial statements has been revised to read as follows:

     Income Taxes
     ------------

     The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

     The Company has incurred cumulative net operating losses ("NOLs") for financial accounting and tax purposes. The effects of the NOLs have given rise to a substantial deferred tax asset that has been utilized to offset the provision for income taxes on substantially all earnings generated to date.

     SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." At December 31, 2002, the Company had not yet had a profitable year, however, the Company's loss before provision for income taxes decreased from the

United States Securities and Exchange Commission
Page 5 of 10
January 5, 2006


     prior year, there was a large increase in advanced bookings from the prior year, and the industry was slowly improving after its decline following September 11, 2001. Based on this information, management concluded at that time that it was more likely than not that a portion of the deferred tax asset would not be realized and consequently, the Company provided a valuation allowance of $2,217,158 or 80% of the gross deferred tax asset of $2,771,447, resulting in a net benefit recognized of $554,289.

     At December 31, 2003, the Company had its first profitable year, however, there was a large decline in advanced bookings from the prior year and the industry's growth was affected by global events such as the war in Iraq and the negative publicity surrounding the outbreak of SARS (Severe Acute Respiratory Syndrome) on several cruise ships. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized. Accordingly, the Company decreased the valuation allowance to $1,654,431 or 75% of the gross deferred tax asset of $2,205,908, resulting in a benefit recognized of $562,727. For the year ended December 31, 2003, the non-cash U.S. income tax provision was $565,539. The net effect of the valuation allowance benefit of $562,727 and the recognition of the non-cash U.S. income tax provision of $565,539 resulted in a provision for income taxes of $2,812 for the year.

     At December 31, 2004, the Company had its second profitable year and advanced bookings were back to 2002 levels, however, earnings before provision for income taxes decreased 28% from the prior year and income from operations decreased 40% from the prior year. Booking activity fell during the second and third quarter of 2004 and started to pick up in the fourth quarter. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, the Company decreased the valuation allowance to $1,164,967 or 65% of the gross deferred tax asset of $1,792,257, resulting in a benefit recognized of $489,464. For the year ended December 31, 2004, the non-cash U.S. income tax provision was $413,651. The net effect of the valuation allowance benefit of $489,464 and the recognition of the non-cash U.S. income tax provision of $413,651 resulted in a provision (benefit) for income taxes of ($75,813) for the year. The likelihood of realization of deferred tax assets will continue to be reviewed periodically.

     The paragraph on Income Taxes in the September 30, 2005 interim financial statements has been revised to read as follows:

     Income Taxes
     ------------

     Online Vacation Center accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured

United States Securities and Exchange Commission
Page 6 of 10
January 5, 2006


     using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

     The Company has incurred cumulative net operating losses ("NOLs") for financial accounting and tax purposes. The effects of the NOLs have given rise to a substantial deferred tax asset that has been utilized to offset the provision for income taxes on substantially all earnings generated to date. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." At December 31, 2002, the Company recorded a valuation allowance of $2,217,158 or 80% of the gross deferred tax asset of $2,771,447, resulting in a net benefit recognized of $554,289. The Company decreased the valuation allowance in 2003 and 2004, resulting in a benefit recognized of $562,727 and $489,464, respectively. For the years ended December 31, 2003 and 2004, the non-cash U.S. income tax provision was $565,539 and $413,651. The net effect of the valuation allowance benefit of $562,727 and $489,464 and the recognition of the non-cash U.S. income tax provision of $565,539 and $413,651 resulted in a provision (benefit) for income taxes of $2,812 and ($75,813) for the years ended December 31, 2003 and 2004, respectively.

     At March 31, 2005, Online Vacation Center once again achieved profitability and net income for the quarter, booking activity, and advanced bookings increased as compared to the same three month period ending March 31, 2004. The first three months of the year are known as the "wave season" in the travel industry and many travel companies book a large portion of their business at this time. As would be expected, advanced bookings reached its highest historical level. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, the Company decreased the valuation allowance to $1,007,748 or 60% of the gross deferred tax asset of $1,681,695, resulting in a benefit recognized of $157,220. For the three-month period ended March 31, 2005, the non-cash U.S. income tax provision was $128,563. The net effect of the valuation allowance benefit of $157,220 and the recognition of the non-cash U.S. income tax provision of $128,563 resulted in a provision (benefit) for income taxes of ($28,657) for the three-month period.

     At June 30, 2005, the Company had its most profitable quarter since inception. Net income before taxes and future revenue increased as compared to the same three month period ending June 30, 2004. Historically, the second quarter of the year is the time that most bookings travel, therefore it would be expected that advanced bookings would significantly decrease. Instead, advanced bookings increased 40% as compared to the same period in 2004. Based on this information, management concluded at that time that it was no longer more likely than not that a portion of the deferred tax asset would not be realized and consequently, the Company removed the valuation allowance. Accordingly, Online Vacation Center recorded a net non-cash tax

United States Securities and Exchange Commission
Page 7 of 10
January 5, 2006


     benefit in the quarter ended June 30, 2005 of $644,163, resulting primarily from the effect of a $1,007,748 reversal of the valuation allowance on the Company's deferred tax assets, partly offset by a $363,585 non-cash U.S. income tax provision."

     The last paragraph has been revised under the MD&A, Results of Operations, Year Ended December 31, 2004 Compared To Year Ended December 31, 2003 section (page 52).

     "Provision (Benefit) for Income Taxes
     -------------------------------------

     The provision (benefit) for income taxes decreased to ($75,813) for the year ended December 31, 2004 as compared to $2,812 for the year ended December 31, 2003. The decrease in the provision (benefit) for income taxes resulted from a decrease in the non-cash U.S. income tax provision and a decrease of the valuation allowance benefit. For the year ended December 31, 2004, the non-cash U.S. income tax provision was $413,651 as compared to $565,539 for the year ended December 31, 2003, a difference of $151,888. For the year ended December 31, 2004, the valuation allowance benefit was $489,464 as compared to $562,727 for the year ended December 31, 2003, a difference of $73,263. SFAS No. 109, "Accounting for Income Taxes," requires that Online Vacation Center record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was decreased to $1,654,431 or 75% of the gross deferred tax asset of $2,205,908 in 2003 and was decreased to $1,164,968 or 65% of the gross deferred tax asset of $1,792,258 in 2004 as described below.

     At December 31, 2003, Online Vacation Center had its first profitable year, however, there was a large decline in advanced bookings from the prior year and the industry's growth was affected by global events such as the war in Iraq and the negative publicity surrounding the outbreak of SARS (Severe Acute Respiratory Syndrome) on several cruise ships. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized. Accordingly, Online Vacation Center decreased the valuation allowance to $1,654,431 or 75% of the gross deferred tax asset of $2,205,908, resulting in a benefit recognized of $562,727. For the year ended December 31, 2003, the non-cash U.S. income tax provision was $565,539. The net effect of the valuation allowance benefit of $562,727 and the recognition of the non-cash U.S. income tax provision of $565,539 resulted in a provision for income taxes of $2,812 for the year.

     At December 31, 2004, Online Vacation Center had its second profitable year and advanced bookings were back to 2002 levels, however, earnings before provision for income taxes decreased 28% from the prior year and income from operations decreased 40% from the prior year. Booking activity fell during the second and third quarter of 2004 and started to pick up in the fourth quarter. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred

United States Securities and Exchange Commission
Page 8 of 10
January 5, 2006


     tax asset would not be realized and consequently, Online Vacation Center decreased the valuation allowance to $1,164,968 or 65% of the gross deferred tax asset of $1,792,258, resulting in a benefit recognized of $489,464. For the year ended December 31, 2004, the non-cash U.S. income tax provision was $413,651. The net effect of the valuation allowance benefit of $489,464 and the recognition of the non-cash U.S. income tax provision of $413,651 resulted in a provision (benefit) for income taxes of ($75,813) for the year."

     The last paragraph has been revised under the MD&A, Results of Operations, Nine Months Ended September 30, 2005 Compared To Nine Months Ended September 30, 2004 section (page 53).

     "Provision (Benefit) for Income Taxes
     -------------------------------------

     The provision (benefit) for income taxes decreased to ($633,413) for the nine months ended September 30, 2005 as compared to ($108,872) for the nine months ended September 30, 2004. The decrease in the provision (benefit) for income taxes resulted from a decrease in the non-cash U.S. income tax provision and a decrease of the valuation allowance benefit. For the nine months ended September 30, 2005, the non-cash U.S. income tax provision was $531,555 as compared to $788,140 for the nine months ended September 30, 2004, a difference of $256,585. For the nine months ended September 30, 2005, the valuation allowance benefit was $1,164,967 as compared to $428,069 for the nine months ended September 30, 2004, a difference of $736,898. SFAS No. 109, "Accounting for Income Taxes," requires that the Company record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was $1,226,363 or 65% of the gross deferred tax asset of $1,886,712 in September 2004 and was decreased to 0% in June 2005 as described below.

     At December 31, 2002, Online Vacation Center recorded a valuation allowance of $2,217,158 or 80% of the gross deferred tax asset of $2,771,447. Online Vacation Center decreased the valuation allowance in 2003, 2004, and March 31, 2005. At June 30, 2005, Online Vacation Center had its most profitable quarter to date. Net income before taxes and future revenue increased as compared to the same three month period ending June 30, 2004. Historically, the second quarter of the year is the time that most bookings travel, therefore it would be expected that advanced bookings would significantly decrease. Instead, advanced bookings increased 40% as compared to the same period in 2004. Based on this information, management concluded at that time that it was no longer more likely than not that a portion of the deferred tax asset would not be realized and consequently, Online Vacation Center removed the valuation allowance. Accordingly, Online Vacation Center recorded a net non-cash tax benefit in the quarter ended June 30, 2005 of $644,163, resulting primarily from the effect of a $1,007,748 reversal of the valuation allowance on Online Vacation Center's deferred tax assets, partly offset by a $363,585 non-cash U.S. income tax provision."

United States Securities and Exchange Commission
Page 9 of 10
January 5, 2006


     The last paragraph has been revised under the MD&A, Results of Operations, Three Months Ended September 30, 2005 Compared To Three Months Ended September 30, 2004 section (page 54).

     "Provision (Benefit) for Income Taxes
     -------------------------------------

     The provision for income taxes increased to $39,407 for the three months ended September 30, 2005 as compared to $30,998 for the three months ended September 30, 2004. The increase in the provision for income taxes resulted from a decrease in the non-cash U.S. income tax provision and a decrease of the valuation allowance benefit. For the three months ended September 30, 2005, the non-cash U.S. income tax provision was $39,407 as compared to $88,564 for the three months ended September 30, 2004, a difference of $49,157. For the three months ended September 30, 2005, the valuation allowance benefit was $0 as compared to $57,567 for the three months ended September 30, 2004, a difference of $57,567. SFAS No. 109, "Accounting for Income Taxes," requires that Online Vacation Center record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." The valuation allowance was $1,226,363 or 65% of the gross deferred tax asset of $1,886,712 in September 2004 and was decreased to 0% in June 2005; thereby a change in the valuation allowance did not affect the provision for income taxes for the three months ended September 30, 2005."

     The following paragraphs have been revised and restated under the Critical Accounting Policies (pages 56-57).

     "Income Taxes
     -------------

     Online Vacation Center accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

     Online Vacation Center has incurred cumulative net operating losses ("NOLs") for financial accounting and tax purposes. The effects of the NOLs have given rise to a substantial deferred tax asset that has been utilized to offset the provision for income taxes on substantially all earnings generated to date. SFAS No. 109, "Accounting for Income Taxes," requires that Online Vacation Center record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." At December 31, 2002, Online Vacation Center recorded a valuation allowance of $2,217,158 or 80% of the gross deferred tax asset of $2,771,447. Online Vacation Center decreased the valuation allowance in 2003 and 2004.

United States Securities and Exchange Commission
Page 10 of 10
January 5, 2006


     At March 31, 2005, Online Vacation Center once again achieved profitability and net income for the quarter, booking activity, and advanced bookings increased as compared to the same three month period ending March 31, 2004. The first three months of the year are known as the "wave season" in the travel industry and many travel companies book a large portion of their business at this time. As would be expected, advanced bookings reached its highest historical level. Based on this information, management concluded at that time that it was more likely than not that a lesser portion of the deferred tax asset would not be realized and consequently, Online Vacation Center decreased the valuation allowance to $1,007,748 or 60% of the gross deferred tax asset of $1,681,695, resulting in a benefit recognized of $157,220. For the three-month period ended March 31, 2005, the non-cash U.S. income tax provision was $128,563. The net effect of the valuation allowance benefit of $157,220 and the recognition of the non-cash U.S. income tax provision of $128,563 resulted in a provision (benefit) for income taxes of ($28,657) for the three-month period.

     At June 30, 2005, Online Vacation Center had its most profitable quarter since inception. Net income before taxes and future revenue increased as compared to the same three month period ending June 30, 2004. Historically, the second quarter of the year is the time that most bookings travel, therefore it would be expected that advanced bookings would significantly decrease. Instead, advanced bookings increased 40% as compared to the same period in 2004. Based on this information, management concluded at that time that it was no longer more likely than not that a portion of the deferred tax asset would not be realized and consequently, Online Vacation Center removed the valuation allowance. Accordingly, Online Vacation Center recorded a net non-cash tax benefit in the quarter ended June 30, 2005 of $644,163, resulting primarily from the effect of a $1,007,748 reversal of the valuation allowance on Online Vacation Center's deferred tax assets, partly offset by a $363,585 non-cash U.S. income tax provision."

     We note the Staff's closing comments and have provided marked copies of the amendment. We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

                                                     Sincerely,


                                                 /s/ Brian A. Pearlman
                                                     -----------------
                                                     Brian A. Pearlman

BAP/sm

cc:  Alec Bradley Cigar Corporation
     Online Vacation Center Holdings, Inc.